Exhibit 99.7

PRESS RELEASE

Kazakhstan: TotalEnergies Takes Final Investment Decision for

Its Giant Wind and BESS Project

•          The Mirny project combines 1 GW of wind capacity with 600 MWh of BESS.

•          It will supply renewable electricity to ~1 million people.

•          The project will reach full capacity in 2029.

Paris, April 24, 2026 – TotalEnergies has taken the Final Investment Decision and secured financing for the Mirny onshore wind and Battery Energy Storage System (BESS) project in Kazakhstan. Located in the southeast of the country, Mirny should generate 100 TWh of renewable electricity over 25 years, enough to supply about 1 million people in Kazakhstan. The electricity produced will be sold to the Government of Kazakhstan under a 25-year Power Purchase Agreement (PPA) signed in 2023. The project’s investment amounts to $1.2 billion, with about 75% externally financed.

A flagship project for Kazakhstan

The Mirny project consists of a 1 GW onshore wind farm totaling 150 turbines, combined with a 600 MWh battery energy storage system supplied by TotalEnergies’ wholly owned affiliate Saft, for a reliable power supply to the national grid. The inclusion of a storage facility will enhance grid stability and represents a significant upgrade to the country's energy infrastructure. TotalEnergies holds 60% of Mirny, jointly with its partners Samruk Energy and KazMunayGas (20 % each).

Financing secured from international lenders

TotalEnergies and its partners signed yesterday a Common Terms Agreement (CTA) with an international lending consortium, securing a financing framework for the Mirny project. The lending consortium includes EBRD, Proparco, DBK, DEG, Société Générale, QNB Group, China Construction Bank, and Standard Chartered.

"We are delighted to launch one of Kazakhstan’s largest renewable energy initiatives to date, thereby contributing to the country’s target of increasing the share of renewables in electricity generation to 15% by 2030. We look forward to advancing construction of the Mirny project alongside our partners and in cooperation with the Kazakhstani authorities”, said Olivier Jouny, SVP Renewables at TotalEnergies. “This 1 GW onshore wind farm will also contribute to the 9 GW renewables portfolio that we are combining with Masdar through a 50/50 joint venture across nine Asian countries, including Kazakhstan”, he added.

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About TotalEnergies in Kazakhstan

TotalEnergies has been present in Kazakhstan since 1993, deploying a multi-energy strategy that integrates hydrocarbon production with renewable development. The Company is a major shareholder (16.81%) in the North Caspian Project, ensuring the country’s economic stability, while simultaneously leading the renewable sector with 128 MW of operational solar assets. This commitment is further reinforced by the development of the 1 GW Mirny wind and BESS project, a technological benchmark featuring Kazakhstan’s first grid-scale battery system (600 MWh), designed to directly support the nation’s 2060 net zero ambition.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the beginning of 2026, TotalEnergies has more than 34 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).